Exhibit 99.1

Execution Version

November 7, 2023

JCP Investment Partnership, LP	22NW, LP
1177 West Loop South, Suite 1320	590 1st Ave. S, Unit C1
Houston, Texas 77027	Seattle, Washington 98104
Attn: James C. Pappas	Attn: Aron R. English
Email: jcp@jcpinv.com	Email: english@englishcap.com

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

Attn:	Ryan Nebel Rebecca Van Derlaske
Email:	rnebel@olshanlaw.com rvanderlaske@olshanlaw.com

Re:	Farmer Bros. Co.

Dear Messrs. Pappas and English:

This letter agreement is intended to memorialize the understandings and agreements that we have reached with JCP Investment Partnership, LP (collectively with JCP Investment Partners, LP, JCP Investment Holdings, LLC, JCP Investment Management, LLC and James C. Pappas, “JCP”), 22NW, LP (collectively with 22NW Fund, LP, 22NW Fund GP, LLC, 22NW GP, Inc. and Aron R. English, “22NW”) and Bryson O. Hirai-Hadley relating to, among other things, (i) the composition of the Board of Directors (the “Board”) of Farmer Bros. Co., a Delaware corporation (the “Company”) and (ii) JCP’s notice to the Company, dated October 13, 2023 (the “Nomination Notice”), of its intent to nominate three candidates for election to the Board at the 2023 Annual Meeting of Stockholders (the “2023 Annual Meeting”).

In consideration of the promises, representations and mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company, JCP and 22NW have successfully reached the following agreements:

1.      Promptly following the execution of this letter agreement, the (i) Company shall accept the notice submitted immediately prior to the execution of this letter agreement by Alfred Poe stating his decision not to stand for re-election as a director at the 2023 Annual Meeting; provided, that Mr. Poe will serve out the rest of his term as a director on the Board, which will expire as of immediately prior to the 2023 Annual Meeting; (ii) Board shall nominate Stacy Loretz-Congdon, David A. Pace, Bradley L. Radoff, Waheed Zaman and the Company’s Chief Executive Officer for election by stockholders at the 2023 Annual Meeting, each with a term expiring at the 2024 Annual Meeting of Stockholders; and (iii) Nominating and Corporate Governance Committee of the Board shall identify independent and qualified candidates for the Board, from which, subject to the Company’s policies and the satisfaction of the Nasdaq rules, the Board will either: (a) nominate one additional candidate (the “New Director”) for election by stockholders at the 2023 Annual Meeting as a director or (b) appoint the New Director to the Board as soon as practicable following the 2023 Annual Meeting; provided, however, that the Company shall consult with JCP and 22NW regarding the selection of the New Director and consider their views in good faith.

2.      Promptly following the appointment or election of the New Director, as the case may be, the Board shall take all necessary actions to (i) fix the size of the Board at six members; provided, however, the Board may increase the size of the Board if it believes in good faith that it is necessary to add directors with specific skills to the Board; and (ii) elect the New Director as the Chairman of the Board.

November 7, 2023

3.      Effective upon execution of this letter agreement, JCP shall irrevocably withdraw the Nomination Notice (with this letter agreement deemed to evidence such withdrawal).

4.      No later than four business days following the execution of this letter agreement, the Company shall file with the U.S. Securities and Exchange Commission (the “SEC”) a Current Report on Form 8-K reporting its entry into this letter agreement and appending this letter agreement as an exhibit thereto. No later than two business days following the execution of this letter agreement, each of JCP and 22NW shall file with the SEC an amendment to its respective Schedule 13D reporting its entry into this letter agreement and appending this letter agreement as an exhibit thereto. Each party shall provide the other parties with a reasonable opportunity to review and comment on its applicable SEC filing prior to such respective report or schedule being filed and consider in good faith any comments of the other parties.

5.      The term of this letter agreement will commence on the date hereof and will terminate on the date the New Director is appointed or elected to the Board, as applicable.

6.      Each party acknowledges and agrees that irreparable harm to the other parties may occur in the event any of the provisions of this letter agreement are not performed in accordance with their specific terms or are otherwise breached and that such injury would not be adequately compensable by the remedies available at law (including, without limitation, the payment of money damages). Accordingly, each party will be entitled to specifically enforce the covenants and other agreements of the other parties contained in this letter agreement and to obtain injunctive relief restraining the other parties from breaching or threatening to breach this letter agreement, and the other parties will not take action, directly or indirectly, in opposition to the party seeking such relief on the grounds that any other remedy or relief is available at law or in equity. The parties further agree to waive any requirement for the security or posting of any bond in connection with any such relief. The prevailing party that obtains a final, non-appealable order shall be entitled to recover its fees and expenses incurred with respect to any action from the non-prevailing party. The remedies available pursuant to this Paragraph 6 shall not be deemed to be the exclusive remedies for a breach of this letter agreement but shall be in addition to all other remedies available at law or equity.

7.      Each party represents and warrants that it is duly authorized and has legal capacity to execute and deliver this letter agreement. Each party represents and warrants to the other parties that the execution and delivery of this letter agreement and the performance of such party’s obligations hereunder have been duly authorized and that this letter agreement is a valid and legal agreement binding on such party and enforceable in accordance with its terms.

8.      Any notices required or permitted to be given under this letter agreement shall be in writing and shall be delivered by certified mail, overnight courier or electronic mail with confirmation of receipt to the addresses specified on the signature page of this letter agreement.

9.      This letter agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement. Signatures to this letter agreement transmitted by electronic mail shall have the same effect as physical delivery of the paper document bearing the original signature. No modifications of this letter agreement can be made except in writing signed by each of the parties.

10.  If any provision of this letter agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Any provision held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. The parties further agree to replace such invalid or unenforceable provision with a valid and enforceable provision that will achieve, to the extent possible, the purposes of such invalid or unenforceable provision.

November 7, 2023

11.  This letter agreement and all disputes or controversies out of or related to this letter agreement shall be deemed to be made under the laws of the State of Delaware and for all purposes shall be governed by, and construed in accordance with, the laws of such State applicable to contracts to be made and performed entirely within such State, without reference to conflicts of laws principles.

If the foregoing accurately sets forth our agreements, please sign this letter agreement as indicated below.

Sincerely,

FARMER BROS. CO.

By:	/s/ John E. Moore III
	Name:	John E. Moore III
	Title:	Interim Chief Executive Officer

Address for Notices for the Company: Farmer Bros. Co. 1912 Farmer Brothers Drive Northlake, Texas 76262 Attn: General Counsel Email: LegalDepartment@farmerbros.com

Signature Page to Letter Agreement

ACKNOWLEDGED AND AGREED

As of the date written above:

/s/ James C. Pappas
James C. Pappas, Individually and on behalf of JCP Investment Partnership, LP, JCP Investment Partners, LP, JCP Investment Holdings, LLC and JCP Investment Management, LLC, in his appropriate capacity for each entity

Address for Notices for JCP: 1177 West Loop South, Suite 1320 Houston, Texas 77027 Attn: James C. Pappas Email: jcp@jcpinv.com

/s/ Aron R. English
Aron R. English, Individually and on behalf of 22NW, LP, 22NW Fund, LP, 22NW Fund GP, LLC and 22NW GP, Inc., in his appropriate capacity for each entity

/s/ Bryson O. Hirai-Hadley
Bryson O. Hirai-Hadley

Address for Notices for 22NW: 590 1st Ave. S, Unit C1 Seattle, Washington 98104 Attn: Aron R. English Email: english@englishcap.com

Signature Page to Letter Agreement